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                                                                  EXHIBIT (a)(1)
                           ARVIDA/JMB PARTNERS. L.P.
                           900 North Michigan Avenue
                            Chicago, Illinois 60611
                                 312-440-4800

                                 July 3, 1996

Dear Limited Partners:

     In anticipation of the receipt of unsolicited offers to acquire interests and assignee interests ("Interests") in Arvida/JMB Partners, L.P. (the "Partnership"), the Board of Directors of Arvida/JMB Managers, Inc., the general partner of the Partnership ("Managers"), at a meeting on May 15, 1996 appointed a Special Committee of the Board to review and consider any such offers. Subsequent to May 15, 1996, Walton Street Capital Acquisition Co. III,
L.L.C. ("Walton"), an affiliate of which is a director and executive officer of Managers, and Raleigh Capital Associates, L.P. ("Raleigh") have each made offers to acquire up to approximately 46% of the total Interests, at a purchase price of $420 per Interest and $421 per Interest, respectively, net to the seller in cash (collectively, the "Offers").

     The Special Committee retained the services of Lehman Brothers Inc. ("Lehman") as its financial advisor and advised Lehman that it was the current intention of the members of the Special Committee to vote in favor of commencing a liquidation phase on October 31, 1997 in which all of the Partnership's assets would be sold over a five-year period. The Special Committee directed Lehman to render (a) its estimate of the present discounted value (the "Lehman Estimated Liquidation Value") of an Interest based on the assumption that the Partnership commences an orderly liquidation in October 1997 and completes that liquidation by October 2002 (the "Assumed Liquidation"), and (b) its opinion as to the adequacy, from a financial point of view, to the holders of Interests as a class, of the consideration offered in any offer to acquire Interests (including the Offers), as compared to the Lehman Estimated Liquidation Value. Managers provided Lehman with its draft projected budgets through 2002 in order to facilitate the rendering of the Lehman Estimated Liquidation Value and Lehman's adequacy opinion.

   . Following receipt of the Offers, the Special Committee met with its financial and legal advisors to review and consider the Offers. Based upon its analysis and its consultations with its advisors, the Special Committee has determined that the Offers are inadequate and not in the best interests of Interestholders who have the expectation of retaining the Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002 and who have no current or anticipated need for liquidity. Accordingly, the Special Committee recommends that such Interestholders reject the Offers and not tender their Interests pursuant to either of the Offers.

   . The Lehman Estimated Liquidation Value as of July 2, 1996, which was conveyed in writing to the Special Committee on July 2, 1996, is a range of $565 to $610 per Interest. It should be noted that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest.

   . On July 2, 1996, Lehman rendered its written opinion to the Special
     Committee that the consideration offered in the Offers is inadequate from a financial point of view to the Interestholders as a class as compared to the Lehman Estimated Liquidation Value. However, as more fully discussed in the enclosed Schedule 14D-9, Lehman's opinion does not address the adequacy of the Offers with respect to Interestholders who have a present or anticipated need for liquidity.

   . Both Raleigh and Walton state in their respective offers that "The
     Purchaser is making the Offer with a view to making a profit" and warn that their interest in purchasing the Interests at a low price may conflict with the interest of holders to sell their Interests at a high price.

   . The Special Committee does not express any opinion and remains neutral as to the Offers with respect to any Interestholders other than those who have the expectation of retaining the Interests through an anticipated orderly liquidation of the Partnership's assets by October 31, 2002 and who have no current or anticipated need for liquidity. It should be noted that because there is no established market for the Interests, once the Offers have expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under either of the Offers.

     YOU SHOULD CONSULT WITH YOUR PERSONAL TAX ADVISOR AND FINANCIAL CONSULTANT PRIOR TO ACCEPTING EITHER OF THE OFFERS AND TENDERING YOUR INTERESTS.

     Under the terms of the Raleigh and Walton Offers, they cannot, until July 17, 1996, and July 26, 1996, respectively, purchase and pay for any Interests tendered prior to such times, and you may withdraw Interests tendered to Raleigh or Walton at any time prior to 12:00 midnight on July 17, 1996, or July 26, 1996, respectively. IF YOU WISH TO RETAIN YOUR INTERESTS AND YOU HAVE NOT ALREADY TENDERED YOUR INTERESTS PURSUANT TO EITHER OF THE OFFERS, YOU NEED NOT TAKE ANY ACTION REGARDING THE OFFERS.

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     In arriving at the recommendation, the Special Committee gave careful consideration to a number of business, financial and other factors described in the enclosed Schedule 14D-9 filed with the Securities and Exchange Commission. The opinion letter of Lehman is enclosed with the Schedule 14D-9.
INTERESTHOLDERS ARE URGED TO READ CAREFULLY THE ENCLOSED SCHEDULE 14D-9.

     On behalf of the Special Committee.

                                             Very truly yours,

                                             ARVIDA/JMB PARTNERS, L.P.

                                             By: Arvida/JMB Managers, Inc.
                                                 General Partner

                                             By: Judd D. Malkin
                                                 Chairman

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